1 VEON Ltd. Victoria Place, 31 Victoria Street Hamilton HM10, Bermuda NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS Thursday 8 May 2025, at 9.00 am Eastern Daylight Time Registered office address: Victoria Place, 31 Victoria Street, Hamilton, HM10, Bermuda The meeting will be virtual only and will be held via electronic conferencing facilities.

2 Dear Shareholder, It is a pleasure to invite you to the 2025 Annual General Meeting of Shareholders (the “2025 AGM”) of VEON Ltd. (“VEON” or the “Company”). The board of directors of the Company (the “Board”) has resolved that the 2025 AGM will be held via video-conference on Thursday, 8 May 2025 at 9.00 am Eastern Daylight Time. The formal Notice convening the 2025 AGM is set out on pages 4 to 5 of this document. The record date for the 2025 AGM has been set as 31 March 2025. Under Bermuda law and the bye-laws of the Company adopted on 10 June 2021, as amended by special resolutions passed 29 June 2023 and 31 May 2024 (“Bye-laws”), only the registered holders of record of VEON common shares (“Shareholders”) at the close of business on the record date are entitled to vote at the 2025 AGM. Shareholder engagement is important to us. If you have any questions regarding this Notice, the 2025 AGM, the shareholder requisitions (as described below) you may contact Hande Asik at ir@veon.com. Shareholders will also be able to raise questions electronically at the meeting itself. Further information regarding the resolutions to be proposed at the 2025 AGM is set out on pages 8 and 9 of this document and page 3 of this document includes a statement in support of the director candidates (“Board-Approved Candidates”). We encourage you to read this information and the summary biographies of all candidates outlined in Appendix 1 carefully. As permitted under Bye-law 31.1, the 2025 AGM will be held virtually only. Further details of electronic participation will be forwarded to eligible Shareholders in due course but if a Shareholder has any questions on how to participate, please contact Hande Asik at ir@veon.com. The agenda of the meeting is as follows: 1. Receipt by Shareholders of the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended 31 December 2024; 2. Re-appointment of UHY LLP (“UHY”) as external auditor of the financial statements for the Company for the financial year ended 31 December 2025 and confirming the authority of the directors to fix the remuneration of UHY and such other audit firms as shall be necessary for compliance with law and regulation applicable to the Company; 3. Election of individual directors to the Board, including (in accordance with section 79 of the Companies Act 1981 (as amended) (the “Act”)) the Shareholder-proposed resolutions, as further described below; and 4. Any other business which may properly come before the meeting or any adjournment of the meeting. The report of the auditor and the financial statements of the Company for the financial year ended 31 December 2024 prepared in accordance with the standards established by the Public Company Accounting Oversight Board (“PCAOB”) appear on the Investors page of the Company’s website at www.veon.com, as permitted by Bye-law 29.3. The re-appointment of UHY as auditor and confirming the authority of the Board to fix the remuneration of the auditor requires a simple majority of more than 50 per cent of the votes cast (the “Auditor Re-Appointment”). Voting on the election of all directors at the 2025 AGM will be by way of cumulative voting and information about the cumulative voting procedure is provided on page 10 of this document. Shareholders will be asked to allocate 7 votes for each share registered in their name amongst the candidates seeking election as directors at the 2025 AGM. Holders of record of ADSs (as defined below) will receive voting instructions from the depositary, noting always that each such ADS represents 25 VEON common shares. The Board, in conjunction with the recommendations of the Remuneration and Governance Committee, has proposed 7 candidates for appointment as directors of the Company at the 2025 AGM and includes candidates also proposed by

3 statutory requisition notices as detailed below. The proposals to appoint directors to the Board at the 2025 AGM are incorporated as voting proposals 2 through 8 in the below notice of 2025 AGM (the “Notice”). In connection with the appointment of directors at the 2025 AGM, the Company received statutory requisition notices from BNY (Nominees) Ltd. (“BNY”), the registered holder of common shares represented by American Depositary Shares (“ADSs”), and from L1T VIP Holdings S.à.r.l. (“L1”), a registered holder of common shares. The BNY requisition notice was delivered at the request of certain investors beneficially holding, in aggregate, 6.25% of our issued share capital. The L1 request represents a registered shareholding in excess of 45.5% of our issued share capital. In accordance with the Bye-laws and the relevant statutory provisions set out in the Act, registered shareholder(s) holding in excess of five per cent of the issued common share capital of VEON may propose resolutions to be tabled at the 2025 AGM. The BNY shareholder requisitions proposed the addition of Augie K Fabela II, and Michael R. Pompeo to the slate of directors seeking appointment at the 2025 AGM. The L1 shareholder requisitions proposed the addition of Brandon Lewis, Andrei Gusev and Duncan Perry. VEON Shareholders are requested to complete and return the proxy form enclosed with this Notice or the voting instruction form from the depositary (as relevant to how your shares are held) to ensure that their shares or ADSs are represented at the 2025 AGM. The Board recommends that Shareholders allocate their votes FOR the Auditor Re-Appointment and FOR each of the 7 candidates seeking election to the Board. The Board believes that these recommendations are in the best interest of both the Company and its shareholders as a whole. Thank you for your ongoing support of VEON. Yours sincerely, Augie K Fabela II Chairman

4 VEON Ltd. (the “Company”) NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR 2025 (“Notice”) TO THE SHAREHOLDERS OF THE COMPANY: NOTICE is given that the 2025 Annual General Meeting of the shareholders of the Company (“2025 AGM”) will be convened electronically via video-conference on Thursday, 8 May 2025 at 9.00 am Eastern Daylight Time. At the 2025 AGM, a shareholder vote will be taken on the following proposals: 1. That the re-appointment of UHY LLP (“UHY”) as external auditor of the audited financial statements for the Company for the financial year ended 31 December 2025 be and is hereby approved in all respects, and that the Board be and is hereby authorized to fix the remuneration of UHY and such other audit firms as shall be necessary for compliance with law and regulation applicable to the Company. Board-Approved Candidates: 2. That Michiel Soeting be and is hereby appointed as a director of the Company. 3. That Kaan Terzioğlu be and is hereby appointed as a director of the Company. 4. That Augie K Fabela II be and is hereby appointed as a director of the Company. 5. That Michael R Pompeo be and is hereby appointed as a director of the Company. 6. That Brandon Lewis be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. 7. That Andrei Gusev be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. 8. That Duncan Perry be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. Other Business: 9. Any other business which may properly come before the meeting or any adjournment of the meeting. If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instructions in their discretion. The Board has set 31 March 2025 as the record date for the 2025 AGM. This means that only those persons who are registered holders of VEON common shares (the “Shareholders”) at the close of business on that record date will be entitled to receive notice of the 2025 AGM and to attend and vote at the meeting and any adjournment of the meeting. As permitted under Bye-law 31.1, the 2025 AGM will be held virtually. Shareholders are kindly asked not to attend the 2025 AGM physically and anyone seeking access to the Company’s offices will be turned away.

5 Information about the candidates seeking nomination to the VEON Board is set out in Appendix 1 accompanying this notice. By Order of the Board Marlies Smith Secretary Dated: 2025

6 Record Date and Voting Only registered holders of record of the Company’s common shares will be entitled to vote at the 2025 AGM or any adjournment or postponement of the meeting. You are the registered holder of record of the Company’s common shares if your common shares are registered in your name on the Company’s register of members at the close of business on the record date for the meeting, which is 31 March 2025. Holders of record of the Company’s common shares will receive a proxy form from the Company, which must be duly executed before a notary public and thereafter returned to the Company, and will be entitled to vote by proxy at the 2025 AGM. Holders of record of American Depositary Shares representing the Company’s common shares (“ADSs”) will be entitled to instruct the depositary as to the exercise of the voting rights attaching to the common shares represented by the holder’s ADSs, noting that each ADS represents 25 VEON common shares. You are a holder of VEON ADSs if your VEON ADSs are evidenced by physical certificated American Depositary Receipts or book entries in your name so that you appear as an ADS holder in the register maintained by the depositary at the close of business on the record date. If you are a holder of record of ADSs, you will receive a voting instruction from the depositary with instructions on how to instruct the depositary to vote the common shares represented by your ADSs. If you hold ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your ADSs to be voted. Registered holders of common shares can vote at the 2025 AGM by ballot. If you are an ADS holder you may not vote your shares at the 2025 AGM unless you obtain a proxy form from the depositary giving you the right to vote the shares at the 2025 AGM directly. If you are an ADS holder and you do not submit your proxy form or voting instruction with respect to your shares, then the voting rights pertaining to those shares shall be exercised in accordance with the votes of all other shares represented and voting at the meeting (excluding for such purposes the votes of any shareholder of the Company beneficially owning more than five per cent of the shares entitled to vote at the 2025 AGM). A quorum for the transaction of business at the 2025 AGM is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50 per cent plus one voting share of the total issued voting shares in the Company at the relevant time. As provided by Bye-law 31.1, the meeting will be held virtually and eligible Shareholders who wish to attend the meeting may do so electronically. Further details of such electronic virtual participation will be forwarded to eligible Shareholders following receipt by the Company of relevant proof of ownership of common shares. Shareholders are kindly asked not to physically attend either the Company’s registered office or the headquarters in the DIFC (Dubai International Financial Center), United Arab Emirates, and will be turned away. Pursuant to the VEON Bye-laws adopted on 10 June 2021 (as amended by special resolutions passed on 29 June 2023 and 31 May 2024) (the “Bye-laws”), the resolutions for appointment of the director nominees will be voted upon by way of cumulative voting. Shareholders will have 7 votes for each share they hold in the Company to allocate among directors seeking election. Further details on the cumulative voting procedures relevant to the 2025 AGM are set out on page 9 below. In the event a quorum is not present at the 2025 AGM, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as may be determined in accordance with the Bye-laws of the Company. Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before, the 2025 AGM. If you are a registered holder of the Company’s common shares and have voted by proxy, you may change your vote by signing, dating and returning a completed proxy form (such proxy form having been executed in the presence of a notary public) with a later date on or before the voting deadline of 6 May 2025 at 9.00 am Eastern

7 Daylight Time in the United States or by attending the 2025 AGM electronically and voting at such meeting by indicating your votes when requested. If you are a holder of ADSs and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 28 April 2025 at 12.00 noon Eastern Daylight Time in the United States of America. If you hold your ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of the Company’s common shares or ADSs who need another copy of their proxy form of voting instruction may contact the Company by any of the following methods: Mail VEON Ltd. Index Tower (East Tower), Unit 1703, DIFC (Dubai International Financial Center) United Arab Emirates Attention: Hande Asik Email E-mail: ir@veon.com The meeting will be held virtually only, so please do not physically attend either the Company’s registered office or the headquarters in the DIFC for any reason, as you will be turned away. If a registered Shareholder of record wishes to attend the 2025 AGM electronically, please contact Hande Asik on the details above and, if relevant, electronic participation details will be forwarded to you following receipt of confirmation of ownership of common shares.

8 The Proposals Set out below is a description of each proposal for which shareholder approval is sought at the 2025 AGM. PROPOSAL 1: AUDITOR RE-APPOINTMENT 1. That the re-appointment of UHY LLP (“UHY”) as external auditor of the financial statements for the Company for the financial year ended 31 December 2025 be and is hereby approved in all respects, and that the Board be and is hereby authorized to fix the remuneration of UHY and such other audit firms as shall be necessary for compliance with law and regulation applicable to the Company. Explanatory information:  The Board seeks shareholder approval of the appointment of UHY as external audited of the financial statements for the year ended 31 December 2025 and confirmation of the Board’s authority to agree auditor remuneration terms both with UHY and with such other audit firms as may be required to ensure the Company is fully compliant with its legal and regulatory obligations. PROPOSALS 2: ELECTION OF DIRECTORS BOARD APPROVED CANDIDATES Text of Proposed Resolutions: 2. That Michiel Soeting be and is hereby appointed as a director of the Company. 3. That Kaan Terzioğlu be and is hereby appointed as a director of the Company. BNY Shareholder Requisitioned Resolutions: 4. That Augie K Fabela II be and is hereby appointed as a director of the Company. 5. That Michael R. Pompeo be and is hereby appointed as a director of the Company. L1 Shareholder Requisitioned Resolutions: 6. That Brandon Lewis be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. 7. That Andrei Gusev be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. 8. That Duncan Perry be and is hereby appointed as a director of the Company until the next annual general meeting of the Company or until his appointment is terminated in accordance with the Bye- laws of the Company. Explanatory Information:  The Board recommends the Company’s shareholders vote FOR each of the seven candidates above and believes that electing these candidates is in the best interest of both the Company and its shareholders as a whole.  Ahead of the 2025 AGM, the Company received valid statutory requisition requests from BNY (Nominees) Ltd. (“BNY”), the registered holder of common shares represented by American Depositary Shares (“ADSs”), and from L1T VIP Holdings S.à.r.l. (“L1”), also a registered holder of common shares, in each case in accordance with section 79 of the Companies Act 1981 (as amended).  The two BNY requisitioned resolutions are included as proposals 4 and 5, and the three L1 requisitioned resolutions are included as 6 through 8.

9  Summary biographical details on each of the candidates seeking election to the Company’s Board are included in Appendix 1 to this Notice. IMPORTANT: Instructions: Cumulative Voting for the Election of Directors:  The election of the Board itself is conducted by cumulative voting, which allows for proportionate representation of Shareholders’ approved candidates on the Board.  There are 7 positions to be filled at the 2025 AGM, with directors being appointed by cumulative voting from the candidates listed in the Notice.  Each Shareholder should multiply the number of common shares that it holds by 7 (the number of directors to be elected to the Board) and either allocate all of these votes to one nominee or distribute the total number of votes among two or more of the nominees proposed to be elected to the Board.  Each Shareholder should vote on each of Proposals 2 through 8 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction enclosed.  The sum of votes cast for the nominees selected by the Shareholder may not exceed the total number of votes at such Shareholder’s disposal for the appointment of directors, which is the product of the number of shares held by a Shareholder multiplied by seven.  Holders of record of American Depositary Shares representing the Company’s common shares (“ADSs”) will receive voting instructions from the depositary, noting that each ADS represents 25 VEON common shares.

APPENDIX 1 [See attached.]